EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

June 18, 2018

AVINO ANNOUNCES APPOINTMENT OF NEW DIRECTOR AND PROVIDES CORPORATE UPDATE

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American/GV6: FSE; “Avino” or “the Company”) is pleased to announce that Peter Bojtos has joined the Company’s Board of Directors as an independent Director effective June 15, 2018; and in addition, we are also delighted to provide a corporate update to announce recent promotions.

Mr. Bojtos is a Professional Engineer with over 45 years of worldwide experience in the mining industry. He has an extensive background in corporate management as well as in all facets of the industry from exploration through the feasibility study stage to mine construction, operations and decommissioning.

Mr. Bojtos graduated from the University of Leicester, England in 1972, following which he worked at open-pit iron-ore and underground base-metal and uranium mines in West Africa, the United States and Canada. Following that, he worked in Toronto for Kerr Addison Mines Ltd., a Noranda Group company, in increasingly senior management and officer positions for 12 years. From 1990 to 1992 he was the President & CEO of RFC Resource Finance Corp. developing a zinc mine in Washington State. From 1992 to 1993 Mr. Bojtos was the President & CEO of Consolidated Nevada Goldfields Corp. which operated precious metal mines in the United States. From 1993 to 1995 he was Chairman & CEO of Greenstone Resources Ltd, constructing and operating several gold mines in Central America.

“Peter will be a valued addition to our Board given his extensive mining experience which includes his participation in financings, corporate acquisitions, mergers, development, building and re-opening of 19 mines, and his involvement in the operation of 24 producing mines, and we believe his expertise will assist the company as we continue to grow and move forward with our expansion at the Avino Mine in Durango, as well as the exploration and development of the Bralorne Gold property.” said David Wolfin, President and CEO. “Furthermore, I am very pleased that we have a talented group with which to draw from and the recent promotions within our financial team are well deserved.”

In connection with the changes to the Board of Directors, Mr. Ross Glanville has decided to retire and has stepped down as a non-executive Director of Avino. Mr. Glanville’s invaluable contributions have been extremely appreciated over the last 4 years, and the Board of Directors wish to thank him for his important service and leadership.

Avino Silver & Gold Mines Ltd. – June 18, 2018

Avino Announces Appointment of New Director and Provides Corporate Update

Corporate Development

Avino is also pleased to report that Mr. Nathan Harte, CPA has been promoted to Corporate Controller. Nathan joined the team in September 2016 as a Senior Accountant and was quickly promoted to the position of Assistant Corporate Controller. Prior to joining the Avino team, Nathan worked with Deloitte LLP. as a Senior Associate with a focus on assurance and business advisory services.

“I would like to personally thank Nathan for his hard work and diligence while performing his duties and responsibilities. Nathan’s role will come with many challenges, and I have full confidence that he will continue to demonstrate his success,” stated Malcolm Davidson, Chief Financial Officer.

Further, the Company is pleased to announce that Ian Thomson, CPA, CMA has been promoted to Assistant Corporate Controller. Prior to joining the Avino team in 2016, Ian worked as a professional accountant in the real estate sector and focused on internal reporting and various business processes. Ian will continue to be involved with internal and external financial reporting, while assuming a more focused role on finance and accounting associated with operations.

As the Company continues to expand, the integration of finance and accounting into the operational side of our business will be important. I am confident Ian will have many new challenges and I look forward to sharing his success with the rest of the Company;” Malcolm Davidson, Chief Financial Officer.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 600 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently evaluating the potential economics of possible future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. Avino is committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Avino Silver & Gold Mines Ltd. – June 18, 2018

Avino Announces Appointment of New Director and Provides Corporate Update

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, that the Mill Circuit 4 will come online in January 2019, that there will be demand for the Company’s concentrate products, and that the restoration of the main haulage ramp will be completed at the end of the second quarter 2018. These forward looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such risks factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties as set forth in our reports filed with the Securities and Exchange Commission. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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